

March 18, 2020

Via E-mail
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

      Re: AVX Corporation
            Amended Schedule 13E-3 filed by AVX Corporation
            Filed March 16, 2020
            File No. 005-09319

            Amended Schedule 14D-9
            Filed March 16, 2020
            Filed by AVX Corporation
            File No. 005-09319

Dear Mr. Katz:

We have reviewed your amended filings and we have the following comments.

Amended Schedule 14D-9

Opinion of The Special Committee's Financial Advisor, page 26

1.   We reissue prior comment 6 as it related to the Selected Public Company and the Selected Precedent Transaction analyses. Please provide the underlying financial metrics for each comparable company and comparable transaction.

2.   We reissue prior comment 8. Please expand your summary of Centerview's presentations in January 2020.

     Please direct any questions to me at (202) 551-3619.

                          Sincerely,

                          /s/ Daniel F. Duchovny
                          Daniel F. Duchovny
                          Special Counsel
                          Office of Mergers and Acquisitions